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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 13)*

                       Total-Tel USA Communications, Inc.
                       ----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.05 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  89151T 10-6
                                 --------------
                                 (CUSIP Number)

                                 Walt Anderson
                    c/o Swidler Berlin Shereff Friedman, LLP
                                919 Third Avenue
                            New York, New York 10022
                    Attn: Richard A. Goldberg (212) 758-9500
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 10, 1998
                    ----------------------------------------
                    (Date of Event which Requires Filing of
                                this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                        AMENDMENT NO. 13 TO SCHEDULE 13D


         This Amendment No. 13 to Schedule 13D filed by Revision LLC, a Delaware limited liability company ("Revision"), and Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), as joint filers, with respect to the common stock, par value $0.05 per share (the "Common Shares"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer"), supplements and amends the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by Gold & Appel, a British Virgin Islands corporation ("Gold & Appel"), and Mr. Anderson as joint filers on January 16, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on January 30, 1998 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC on February 13, 1998 ("Amendment No. 2"), Amendment No. 3 thereto filed with the SEC on March 4, 1998 ("Amendment No. 3"), Amendment No. 4 thereto filed with the SEC on March 13, 1998 ("Amendment No. 4"), Amendment No. 5 thereto filed with the SEC on March 30, 1998 ("Amendment No. 5"), Amendment No. 6 thereto filed with the SEC on April 6, 1998 ("Amendment No. 6"), Amendment No. 7 thereto filed with the SEC on June 12, 1998 ("Amendment No. 7"), Amendment No. 8 thereto filed with the SEC on July 29, 1998 ("Amendment No. 8"), Amendment No. 9 thereto filed with the SEC on August 19, 1998 ("Amendment No. 9"), Amendment No. 10 thereto filed with the SEC on September 29, 1998 ("Amendment No. 10"), Amendment No. 11 thereto filed with the SEC on October 27, 1998 ("Amendment No. 11") and Amendment No. 12 thereto filed with the SEC on November 18, 1998 ("Amendment No. 12"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and Amendment No. 12. Unless otherwise noted, all data included in this Amendment No. 13 reflects a 2 for 1 stock split of the Common Shares which was effected on July 15, 1998.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

         The response set forth in Item 3 of the Schedule 13D is hereby supplemented as follows:

         Revision will fund the $28,000,000 (assuming 1,200,000 shares are purchased) aggregate purchase price for the Stock Purchase (as defined in Item 4 below) out of the proceeds of a capital contribution from Gold & Appel.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The response set forth in Item 4 of the Schedule 13D is hereby supplemented as follows:

         Pursuant to a Settlement Agreement, dated December 10, 1998 (the "Settlement Agreement"), by and among Total-Tel USA Communications, Inc. (the "Company" or the "Issuer"), Walt Anderson, Revision LLC ("Revision"), Warren Feldman and Solomon Feldman, the parties have settled an outstanding proxy contest (which was disclosed previously in this Schedule 13D) and


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certain pending litigation (which was disclosed previously in this Schedule
13D). In addition, pursuant to a Stock Purchase Agreement, dated December 10, 1998 (the "Stock Purchase Agreement"), by and among Revision, Walt Anderson, Warren Feldman and Solomon Feldman, Revision has agreed to purchase up to 1,200,000 Common Shares from Warren Feldman, Solomon Feldman and their designees, if any, at a purchase price of $24 per share, on the terms and conditions set forth therein. The Stock Purchase Agreement also provides for other agreements among the parties thereto with respect to the Common Shares owned by them. The summary set forth herein of each of the Settlement Agreement and the Stock Purchase Agreement is qualified in its entirety by the full text of each of the Settlement Agreement and the Stock Purchase Agreement, copies of which are attached hereto as an Exhibits and incorporated herein by reference.

         Pursuant to the Settlement Agreement, the parties thereto have agreed that with respect to the litigation commenced on or about April 7, 1998, by a complaint filed by Gold & Appel Transfer, S.A. ("Gold & Appel) in the Superior Court of New Jersey, Chancery Division, Passaic County (the "Court"), Docket No. PAS-C49-98 (the "Lawsuit"), the parties will as soon as practicable, prepare and file a stipulation dismissing with prejudice the Lawsuit and requesting that the Court orders outstanding in connection with the Lawsuit be rescinded, revoked or otherwise caused to be ineffective. Gold & Appel has joined the Settlement Agreement as a party with respect to this provision only.

         Pursuant to the Settlement Agreement, the Company has agreed to change the date of the Annual Meeting from December 10, 1998 to a date no later than January 31, 1999, or under certain circumstances, a date no later than February 28, 1999. The Company has agreed to file a proxy statement in connection with the Annual Meeting which recommends to shareholders that they vote in favor of the election to the Board of Warren Feldman and two designees of Warren Feldman and Walt Anderson, and two designees of Walt Anderson. The parties to the Settlement Agreement have agreed that the By-laws of the Company dated June 10, 1959 shall remain in effect until the reconstituted Board is elected.

         Pursuant to the Settlement Agreement, the parties thereto have agreed to prepare and file with the appropriate governmental agencies, the filings required under the Hart-Scott-Rodino Act of 1976, as amended (the "HSR Act"), in connection with the Stock Purchase (as defined below), and to use their best efforts to cause the expiration of the waiting period thereunder on the earliest practicable date.

         Pursuant to the Settlement Agreement, Walt Anderson and Revision have agreed that during the period commencing on the date thereof and ending on the first anniversary of the date thereof, he or it, as the case may be, and their respective affiliates (other than the Company), will not, directly or indirectly, purchase any Common Shares for a purchase price of less than $24 per share. In addition, Walt Anderson and Revision have agreed that during the period in which Walt Anderson serves as a director of the Company, Mr. Anderson and Revision agree to use their commercially reasonable efforts to assist the Company in obtaining any financing needed by it to the extent that the Company requests such assistance.



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         Pursuant to the Stock Purchase Agreement, Revision has agreed to purchase up to 1,200,000 Common Shares but no less than 1,100,000 Common Shares, from Warren Feldman, Solomon Feldman and their designees, if any, at a purchase price of $24 per share (the "Stock Purchase"), on the terms and conditions set forth therein. Consummation of the Stock Purchase is conditioned upon HSR Act compliance and the recission or revocation of any Court orders outstanding in connection with the Lawsuit. Revision has agreed to deposit into escrow, within five business days of the date of the Stock Purchase Agreement, $4,000,000 as a deposit to be credited against the aggregate purchase price of such shares.

         In the event that the conditions to closing the Stock Purchase are satisfied and Revision purchases 1,200,000 Common Shares (the maximum number of shares purchasable) under the Stock Purchase Agreement, the Reporting Persons, collectively, would beneficially own 3,057,634 Common Shares or 39.6% of the outstanding Common Shares. Mr. Anderson would directly own 200 Common Shares or less than .01% of the outstanding Common Shares. Revision would directly own 3,057,434 Common Shares or 39.6% of the outstanding Common Shares. The percentages set forth above have been calculated based on 7,721,004 Common Shares outstanding as of November 11, 1998, as reported in the Company's Proxy Statement dated November 11, 1998.

         Pursuant to the Stock Purchase Agreement, each of Warren Feldman and Solomon Feldman have agreed to use their best efforts to cause the resignation of Messrs. Solomon Feldman, Brad Berger and Joseph Kelly from the Board of Directors of the Company (the "Board") and to cause the election to the Board of the following persons to the vacancies on the Board created thereby: (a) Walt Anderson, (b) Dennis Spina, or if he is unable to serve, another designee of Mr. Anderson, and (c) an individual who has no affiliation with the Company and is designated by Walt Anderson. (The six members of the Board as reconstituted pursuant to the foregoing are sometimes referred to herein as the "Reconstituted Board".)

         Pursuant to the Stock Purchase Agreement, the parties thereto have agreed that at the next Annual Meeting of Shareholders of the Company to be held no later than February 28, 1999 and for a period ending one year from the date of the Stock Purchase Agreement, Walt Anderson and Revision agree, on the one hand, and Warren Feldman and Solomon Feldman agree, on the other hand, to vote the Common Shares owned by them in favor of the election to the Board of the six members of the Reconstituted Board, or if any one of such members shall be unwilling or unable to serve, then in favor of a substituted designee of Walt Anderson or Warren Feldman, as the case may be. For a period of one year commencing on the date of the Stock Purchase Agreement, the parties have agreed to use their respective best efforts to cause the number of directors comprising the complete Board to be fixed at six (6). For the period commencing 12 months from the date of the Stock Purchase Agreement and ending 36 months from the date of the Stock Purchase Agreement, Walt Anderson and Revision have agreed to vote the Common Shares beneficially owned by them in favor of the election to the Board of Directors of the Company of two nominees designated by Warren Feldman (one of whom may be Warren Feldman). For the period commencing 12 months from the date of the Stock Purchase Agreement and ending 36 months from the date of the Stock Purchase Agreement, Warren Feldman and Solomon Feldman agree to vote the Common Shares beneficially owned by them in favor of the election to the Board of Directors of the Company of the nominees (regardless of the number of such nominees) designated by Walt Anderson. The


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provisions described in the previous two sentences shall cease to be of any further force and effect if at any time the aggregate beneficial ownership of Common Shares by Warren Feldman and Solomon Feldman on the one hand, or Walt Anderson and Revision, on the other hand, shall fall below 5% of the then outstanding Common Shares.

         Pursuant to the Stock Purchase Agreement, Walt Anderson and Revision agree to use their best efforts to cause the Company as soon as practical after the Reconstituted Board is elected to enter into a one year employment contract with Warren Feldman, pursuant to which Warren Feldman will be employed as Chief Executive Officer and Chairman of the Board of the Company at a salary of $250,000 per year and with incentive compensation up to $250,000 as may be determined by the Board based upon performance targets set by the Board for executive officers generally. Such agreement will supercede any prior agreements between Warren Feldman and the Company with respect to Mr. Feldman's employment by the Company. Revision has agreed to indemnify the Feldmans and their designees for certain matters.

         Other than as described herein and as previously reported, the Reporting Persons have no plans or proposals which relate or would result in any of the events described in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The response set forth in Item 5 of the Schedule 13D is hereby supplemented as follows:

         In the event that the conditions to closing the Stock Purchase are satisfied and Revision purchases 1,200,000 Common Shares (the maximum number of shares purchasable) under the Stock Purchase Agreement, the Reporting Persons, collectively, would beneficially own 3,057,634 Common Shares or 39.6% of the outstanding Common Shares. Mr. Anderson would directly own 200 Common Shares or less than .01% of the outstanding Common Shares. Revision would directly own 3,057,434 Common Shares or 39.6% of the outstanding Common Shares. The percentages set forth above have been calculated based on 7,721,004 Common Shares outstanding as of November 11, 1998, as reported in the Company's Proxy Statement dated November 11, 1998.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         The response set forth in Item 6 of the Schedule 13D is hereby supplemented as follows:

         The response to Item 4 of this Amendment No. 13 is incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBIT.

         Exhibit 7.1 Settlement Agreement, dated December 10, 1998, by and among Total-Tel USA Communications, Inc., Walt Anderson, Revision LLC, Warren Feldman and Solomon Feldman



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         Exhibit 7.2    Stock Purchase Agreement, dated December 10, 1998, by
                        and among Revision, Walt Anderson, Warren Feldman and Solomon Feldman


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SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   December 14, 1998

                                                 REVISION LLC


                                                 By: /s/ Walt Anderson
                                                     ----------------------
                                                     Walt Anderson, Manager